Tiburon International Trading Corp.

Xinkaicun, group 5, Weizigouzhen, Jiutai

Changchun, Jilin province, China 130519

Tel: +852 8170 3801

November 6, 2018

Mr. Sergio Chinos,

United States

Securities and Exchange Commission

Division of Corporate Finance

Washington, DC 20549

Re:  Tiburon International Trading Corp.

       Amendment No.5 Registration Statement on Form S-1

       Filed October 23, 2018

       File No. 333-223568

Dear Mr. Sergio Chinos:

Tiburon International Trading Corp. (the “Company”) herewith files with the Securities and Exchange Commission (the "Commission") amendment number 6 to the registration statement on Form S-1 (the "Registration Statement") in response to the Commission's comments, dated October 30, 2018 (the "Comment Letter"), with reference to the Company's amendment No.5 to registration statement on Form S-1 filed with the Commission on October 23, 2018.

In addition to the Amended Registration Statement, the Company supplementally respond to the Commission's comments as follows (the term “our” or “we” as used herein refers to the Company):

General

1. Please update your filing to include an updated Amendment Number for the latest amendment of your Form S-1A.

The company’s response: We have updated our filing to include an updated Amendment Number for the latest amendment.

Plan of Distribution, page 12

2. We note your response to prior comment 1 and reissue the comment in part. Please revise your disclosures to clarify that the both the shares offered by the company and offered by the selling stockholder will be sold at the fixed price of $0.03 for the duration of the offering.

The company’s response: We have revised our disclosures to clarify that the both the shares offered by the company and offered by the selling stockholder will be sold at the fixed price of $0.03 for the duration of the offering.

Item 16. Exhibits

3. Please amend your filing to provide consent from your auditor. Since the auditor’s consent references the amendment number, a new consent is required with subsequent amendments.

The company’s response: We have filed updated consent from our auditor as an exhibit to the registration statement.

Exhibit 5.1

4. We note your response to prior comment 2 and reissue our comment. Please have counsel revise the legal opinion to opine, if true, that the 100,000 shares of common stock being offered by the selling stockholders “are,” and not “will be,” legally issued, fully paid, and non-assessable. Please refer to Section II.B.2.h of Staff Legal Bulletin No. 19.

The company’s response: We have filed revised counsel legal opinion as an exhibit to the registration statement.

Please direct any further comments or questions you may have to the company at tiburoninternational@yahoo.com.

Thank you.

Sincerely,

/S/ Yun Cai

Yun Cai, President